EXHIBIT 99.1

Brookfield Infrastructure Reports Strong Third Quarter 2026 Results

This news release constitutes a “designated news release” for the purposes of the prospectus supplement dated November 19, 2025 to the short form base shelf prospectus of Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P. dated January 29, 2025

BROOKFIELD, NEWS, Nov. 06, 2026 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the third quarter ended September 30, 2026.

“Brookfield Infrastructure enters the final quarter of the year with strong momentum and an expanding pipeline of attractive investment opportunities,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We are focused on converting this pipeline into capital deployment across traditional acquisitions, organic growth and strategic capital partnerships, providing multiple avenues to invest at attractive risk-adjusted returns.”

Overview

Brookfield Infrastructure generated funds from operations (FFO) per unit of $0.91, marking the third consecutive quarter of achieving our 10% growth target. Results were supported by strong organic growth across the portfolio, led by our data segment, which delivered a 25% increase in FFO compared to the prior year. Our utilities, transport and midstream segments collectively generated approximately 10% FFO growth, demonstrating the strength of their underlying cash flow frameworks in driving consistent and sustainable growth.

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited[1]	2026	2025	2026	2025
Net income (loss)[2]	$69	$440	$52	$634
– per unit[3]	$(0.04)	$0.44	$(0.31)	$0.45
FFO[4]	$717	$654	$2,128	$1,938
– per unit[5]	$0.91	$0.83	$2.70	$2.46

Brookfield Infrastructure reported net income of $69 million for the three-month period ended September 30, 2026, compared to net income of $440 million in the prior year. Current quarter results benefited from strong operational performance and gains from asset sales. The year-over-year decrease is largely attributable to higher gains recognized on asset sales in the prior-year period.

FFO for the third quarter was $717 million, representing 10% growth compared to the prior year. This was driven by strong organic growth at the high end of our target range, supported by inflationary price increases, strong asset utilization and the commissioning of approximately $1.4 billion of capital projects from our backlog. In addition, results benefited from contributions from new investments completed over the last twelve months, which continue to generate returns above the lost yield from asset sales completed over the same period.

Strategic Initiatives

During the quarter, we executed on our strategic initiatives. Year to date, we deployed approximately $1.7 billion of equity, comprising new investments secured and capital invested into organic growth projects. We also secured approximately $1.5 billion of proceeds from asset sales. With advanced sales processes underway, we expect to exceed our target of generating $2 billion for the year.

One of the most compelling aspects of our business today is the growing scale and breadth of organic investment opportunities within our portfolio. Each of our four operating segments is contributing to this growth as we deploy capital to expand utility systems, increase capacity on our transport networks, enhance our midstream capabilities to meet growing energy requirements, and develop data infrastructure to support accelerating demand for digital connectivity. So far during 2026, we invested $1.9 billion in organic capital expenditures, including approximately $700 million of equity at our share. These projects leverage our existing asset base, established customer relationships and operating expertise, allowing us to deploy capital at attractive risk-adjusted returns with greater visibility and lower execution risk.

Investment activity across AI infrastructure continues to accelerate, adding to our established pipeline of M&A in traditional sectors and organic growth projects. The significant capital required to develop AI factories, deploy compute capacity and secure associated energy infrastructure is creating new avenues for us to deploy capital, particularly through strategic partnerships with leading global corporations.

This momentum is reflected in our recently signed agreement formalizing a strategic partnership with NAVER to develop sovereign AI capabilities, including over 200 MW of compute capacity for one of the largest AI factories in Asia Pacific. Under the broader arrangement, we are supporting the expansion of NAVER’s sovereign cloud capabilities in South Korea and beyond, leveraging our access to capital, global relationships and AI infrastructure operating expertise. As part of the partnership, we will finance and own large-scale compute capacity through a dedicated leasing company, with contracted cash flows providing a return on and full recovery of our invested capital over the initial contract term. The project is expected to require approximately $9 billion of capital, with an expected equity commitment of approximately $100 million net to BIP. The first GPU deployment is expected in the first half of 2027, with full deployment by the end of 2028.

Beyond this investment, our growing pipeline of actionable investment opportunities gives us confidence in achieving our forward-looking objective of deploying approximately $500 million of capital on average annually in AI infrastructure, net to BIP. Most recently, we entered into a strategic partnership with Drax to potentially develop a large-scale AI factory in the U.K.

On the capital recycling front, we are nearing binding offers on several advanced sales processes that could generate over $1 billion of incremental proceeds net to BIP before year end. In parallel, we continue to advance additional monetization opportunities, positioning us for a strong start to our 2027 capital recycling plan.

Segment Performance

The following table presents FFO by segment:

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited[1]	2026	2025	2026	2025
FFO by segment
Utilities	$200	$190	$597	$569
Transport	315	286	909	878
Midstream	178	156	551	482
Data	172	138	475	353
Corporate	(148)	(116)	(404)	(344)
FFO[4]	$717	$654	$2,128	$1,938

The utilities segment generated FFO of $200 million, a 5% increase over the prior year. The increase was driven by inflation indexation and the contribution from approximately $600 million of capital commissioned into rate base. Results also benefited from recent acquisitions, including our South Korean industrial gas business and our New Zealand energy infrastructure platform. These contributions were partially offset by foregone earnings from asset sales completed over the last twelve months, including the recent sale of a minority interest in our Indian gas pipeline, and the largest of four concessions within our Brazilian electricity transmission operation.

FFO for the transport segment was $315 million, representing a 10% increase over the prior year. The increase was driven by volume strength at our port operations and increased volumes and tariffs at our toll roads, along with contributions from the acquisition of our North American railcar leasing platform, which closed on January 1. Results were impacted by foregone earnings from asset sales completed in the prior year, including the sale of our Australian container terminal business and a partial sale of our U.K. port operation.

FFO from our midstream segment increased 14% to $178 million compared to the prior year. The increase reflects strong organic growth across the portfolio, particularly at our Canadian diversified midstream business, which benefited from strong asset utilization and elevated commodity prices. Results also benefited from a full-quarter contribution from our U.S. refined products pipeline system acquired in Q3 2025, compared to a partial-quarter contribution in the prior-year period.

The data segment generated FFO of $172 million, up 25% over the prior year. The increase was driven by strong organic growth across the segment, including contributions from our partnership with Intel to develop semiconductor foundries in Arizona, following the completion of our equity funding during the quarter. Results also benefited from a full-quarter contribution from our U.S. bulk fiber network acquired in Q3 2025, compared to a partial-quarter contribution in the prior-year period.

Balance Sheet and Liquidity

Our approach to financing remains straightforward: maintain conservative leverage, extend maturities when opportunities arise and ensure our businesses have the financial flexibility to perform through market cycles. Today, more than 90% of our term debt, excluding Brazil, is fixed rate, and our debt maturities are well staggered. This provides meaningful protection against movements in interest rates and allows us to focus on operating and growing our operations.

Our businesses continue to benefit from deep access to capital, which we have used to strengthen their balance sheets and extend debt maturities. A few recent examples highlight this approach:

  North American Residential Infrastructure: We completed an approximately $2 billion refinancing, including $1.8 billion of investment-grade term notes with maturities ranging from five to ten years. The transaction attracted strong investor demand and was completed at attractive pricing. In addition to refinancing existing borrowings and extending maturities, the financing supported a distribution of approximately $635 million, of which our share was approximately $165 million.

  Australian Data Distribution: We raised A$1.1 billion in financing across several tranches at attractive credit spreads. The proceeds were used to refinance existing debt, further optimizing the capital structure while preserving a well-staggered maturity profile.

  Corporate Financing: We issued C$150 million of preferred units at our lowest reset spread achieved to date in the Canadian preferred market. Strong demand allowed us to increase the offering from an initial C$100 million, adding another attractive source of long-term capital to our balance sheet.

At the corporate level, we have approximately $3.2 billion of liquidity. Together with our access to a broad range of capital markets and limited near-term refinancing requirements, this puts us in an excellent position. We have the flexibility to fund our existing growth initiatives and the capacity to pursue new investments when attractive opportunities arise.

Distribution Declaration

In light of the expected closing of the corporate simplification on November 19, 2026, BIP is not declaring a distribution for the fourth quarter of 2026 at this time. Following closing, and subject to approval by its Board of Directors, Brookfield Infrastructure Partners Inc. intends to declare and pay the fourth quarter dividend on the BIP Inc. Class A Shares in an amount consistent with BIP’s current quarterly distribution of $0.455 per unit. The regular quarterly distributions on the Cumulative Class A Preferred Limited Partnership Units, Series 9, Series 11 and Series 19 have been declared, which will be payable on December 31, 2026 to holders on November 30, 2026. The Series 13 and Series 14 regular quarterly distributions have also been declared and will be payable on December 15, 2026 to holders on November 30, 2026.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s third quarter 2026 results and supplemental information, under the investor relations section at https://bip.brookfield.com.

To participate in the conference call today at 9:00 am ET, please pre-register at 2026Q3ConferenceCall. Upon registering, you will be emailed a dial-in number and unique PIN. The conference call will also be webcast live at 2026Q3Webcast.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over $1 trillion of assets under management. For more information, go to https://www.brookfield.com.

Contact Information

Media:	Investors:
John Hamlin	Stephen Fukuda
Director	Managing Director
Communications	Corporate Development & Investor Relations
Tel: +44 204 557 4334	Tel: +1 416 956 5129
Email: john.hamlin@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities referred to herein, nor shall there be any offer for sale, or solicitation of an offer to buy, any of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of any securities referred to herein will be made solely by means of a prospectus and an accompanying prospectus supplement relating to that offering.

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 12 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month period ended September 30, 2026 of 457.7 million and 458.4 million, respectively (2025: 461.1 million and 459.8 million).
  We define FFO as net income excluding the impact of certain non-cash items including depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to normal revenue earning activities or that are not normal, recurring cash operating expenses necessary for business operations. FFO is not adjusted for the income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods. FFO also includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 10 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and nine-month period ended September 30, 2026 was 791.8 million and 791.8 million, respectively (2025: 791.5 million and 790.2 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sept. 30, 2026	Dec. 31, 2025

Assets
Cash and cash equivalents	$2,672	$3,201
Financial assets	21	173
Property, plant and equipment and investment properties	66,141	69,568
Intangible assets and goodwill	32,182	34,975
Investments in associates and joint ventures	7,332	6,377
Assets held for sale	451	2,346
Deferred tax asset and other	11,846	11,510
Total assets	$120,645	$128,150

Liabilities and partnership capital
Corporate borrowings	$5,297	$4,947
Non-recourse borrowings	55,767	59,551
Financial liabilities	3,743	3,424
Liabilities held for sale	103	1,289
Deferred tax liability and other	23,479	23,399

Partnership capital
Limited partners	4,417	4,889
General partner	24	25
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,834	2,017
Exchangeable units/shares[1]	1,366	1,501
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	23,487	26,086
Preferred unitholders	835	729
Total partnership capital	32,256	35,540
Total liabilities and partnership capital	$120,645	$128,150

1. Includes non-controlling interest attributable to BIPC exchangeable shares and class A.2 exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P. Consolidated Statements of Operating Results

	For the three months ended September 30		For the nine months ended September 30
US$ millions, except per unit information, unaudited	2026	2025	2026	2025

Revenues	$6,556	$5,975	$19,339	$16,796
Direct operating costs	(4,884)	(4,416)	(14,381)	(12,375)
General and administrative expense	(111)	(107)	(334)	(312)
	1,561	1,452	4,624	4,109
Interest expense	(1,049)	(1,014)	(3,169)	(2,822)
Share of earnings from associates and joint ventures	49	437	41	548
Mark-to-market losses	(171)	(158)	(209)	(423)
Other income	65	320	101	712
Income before income tax	455	1,037	1,388	2,124
Income tax (expense) recovery
Current	(193)	(173)	(505)	(564)
Deferred	40	(114)	56	(32)
Net income	302	750	939	1,528
Non-controlling interest of others in operating subsidiaries	(233)	(310)	(887)	(894)
Net income attributable to partnership	$69	$440	$52	$634

Attributable to:
Limited partners	$(11)	$210	$(121)	$230
General partner	87	81	259	241
Non-controlling interest
Redeemable partnership units held by Brookfield	(4)	87	(50)	96
Exchangeable units/shares[1]	(3)	62	(36)	67
Basic and diluted (loss) income per unit attributable to:
Limited partners[2]	$(0.04)	$0.44	$(0.31)	$0.45

1. Includes non-controlling interest attributable to BIPC exchangeable shares and class A.2 exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
2. Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month period ended September 30, 2026 was 457.7 million and 458.4 million, respectively (2025: 461.1 million and 459.8 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2026	2025	2026	2025

Operating activities
Net income	$302	$750	$939	$1,528
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	66	93	267	321
Depreciation and amortization expense	1,007	1,050	3,177	2,951
Mark-to-market, provisions and other	69	(200)	109	(320)
Deferred income tax (recovery) expense	(40)	114	(56)	32
Change in non-cash working capital, net	135	63	(511)	(585)
Cash from operating activities	1,539	1,870	3,925	3,927

Investing activities
Net proceeds from (investments in):
Operating assets	171	(7,960)	2,315	(7,698)
Associates	(202)	775	(450)	1,449
Long-lived assets	(880)	(2,044)	(4,136)	(3,802)
Financial assets	(40)	(189)	(32)	37
Net settlements of foreign exchange contracts	(17)	(29)	(84)	(47)
Other investing activities	(11)	(692)	(77)	(642)
Cash used by investing activities	(979)	(10,139)	(2,464)	(10,703)

Financing activities
Distributions to limited and general partners	(462)	(435)	(1,384)	(1,308)
Net borrowings:
Corporate	41	342	473	628
Subsidiary	(831)	4,318	1,087	5,389
Preferred units issued (redeemed)	106	—	106	(90)
Exchangeable shares issued, net of unit repurchases	3	3	35	(21)
Net capital provided from non-controlling interest	652	4,775	(1,542)	3,504
Lease liability repaid and other	(440)	(411)	(682)	(807)
Cash (used by) from financing activities	(931)	8,592	(1,907)	7,295

Cash and cash equivalents
Change during the period	$(371)	$323	$(446)	$519
Cash reclassified as held for sale	(35)	(34)	(43)	(62)
Impact of foreign exchange and other on cash	(7)	(18)	(40)	85
Balance, beginning of period	3,085	2,342	3,201	2,071
Balance, end of period	$2,672	$2,613	$2,672	$2,613

Brookfield Infrastructure Partners L.P. Reconciliation of Net Income to Funds from Operations

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2026	2025	2026	2025

Net income	$302	$750	$939	$1,528
Add back or deduct the following:
Depreciation and amortization	1,007	1,050	3,177	2,951
Share of earnings from investments in associates and joint ventures	(49)	(437)	(41)	(548)
FFO contribution from investments in associates and joint ventures[1]	263	274	757	756
Deferred tax (recovery) expense	(40)	114	(56)	32
Mark-to-market losses	171	158	209	423
Other expenses (income)[2]	21	(217)	174	(400)
Consolidated Funds from Operations	$1,675	$1,692	$5,159	$4,742
FFO attributable to non-controlling interests[3]	(958)	(1,038)	(3,031)	(2,804)
FFO	$717	$654	$2,128	$1,938

1. FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.

2. Other (income) expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
3. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P. Statements of Funds from Operations per Unit

	For the three months ended September 30		For the nine months ended September 30
US$, unaudited	2026	2025	2026	2025

(Loss) income per limited partnership unit[1]	$(0.04)	$0.44	$(0.31)	$0.45
Add back or deduct the following:
Depreciation and amortization	0.56	0.57	1.72	1.64
Deferred taxes and other items	0.39	(0.18)	1.29	0.37
FFO per unit[2]	$0.91	$0.83	$2.70	$2.46

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month period ended September 30, 2026 was 457.7 million and 458.4 million, respectively (2025: 461.1 million and 459.8 million).

2. Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and nine-month period ended September 30, 2026 was 791.8 million and 791.8 million, respectively (2025: 791.5 million and 790.2 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses FFO per unit as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports Strong Third Quarter 2026 Results

In light of the expected closing of the corporate simplification on November 19, 2026, BIPC is not declaring a dividend for the fourth quarter of 2026 at this time. Following closing, and subject to approval by its Board of Directors, BIP Inc. intends to declare and pay the fourth quarter dividend on the BIP Inc. Class A Shares in an amount consistent with BIPC’s current quarterly dividend of $0.455 per share.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of BIP. We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s supplemental information and its other continuous disclosure filings. BIP’s supplemental information is available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR+ at https://sedarplus.ca.

Results

The net income of BIPC is captured in the Partnership’s financial statements and results.

BIPC reported net income of $409 million for the three-month period ended September 30, 2026, compared to net income of $320 million in the prior-year period. The increase is primarily due to the larger impact of the revaluation gain on our own Shares that are classified as liabilities under IFRS. Current period results further benefited from gains on capital recycling initiatives at our global intermodal logistics operation, inflation-indexation across our businesses and capital commissioned into rate base at our U.K. regulated distribution business, which was partly offset by an increase in dividends paid on our exchangeable shares that are classified as interest expense, resulting from a 6% increase in our quarterly dividend compared to the prior year.

Cautionary Statement Regarding Forward-looking Statements

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities referred to herein, nor shall there be any offer for sale, or solicitation of an offer to buy, any of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of any securities referred to herein will be made solely by means of a prospectus and an accompanying prospectus supplement relating to that offering.

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Corporation Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sept. 30, 2026	Dec. 31, 2025

Assets
Cash and cash equivalents	$437	$431
Due from Brookfield Infrastructure	1,719	1,574
Property, plant and equipment	13,594	14,198
Intangible assets	3,222	3,102
Investments in associates	385	295
Goodwill	1,708	1,680
Deferred tax asset and other	2,435	2,745
Total assets	$23,500	$24,025

Liabilities and equity
Accounts payable and other	$1,284	$1,208
Loans payable to Brookfield Infrastructure	100	100
Shares classified as financial liability	5,232	5,129
Non-recourse borrowings	12,553	13,169
Financial liabilities	47	23
Deferred tax liability and other	2,421	2,391

Equity
Equity in net assets attributable to the Partnership	(1,349)	(1,299)
Non-controlling interest	3,212	3,304
Total equity	1,863	2,005
Total liabilities and equity	$23,500	$24,025

Brookfield Infrastructure Corporation Consolidated Statements of Operating Results

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2026	2025	2026	2025

Revenues	$911	$917	$2,735	$2,712
Direct operating costs	(360)	(336)	(1,073)	(994)
General and administrative expenses	(21)	(20)	(64)	(59)
	530	561	1,598	1,659
Interest expense	(311)	(312)	(938)	(852)
Share of earnings from investments in associates	7	12	16	22
Remeasurement of financial liability associated with our exchangeable shares[1]	161	86	39	(157)
Mark-to-market and other	116	69	55	394
Income before income tax	503	416	770	1,066
Income tax (expense) recovery
Current	(111)	(86)	(263)	(297)
Deferred	17	(10)	(1)	4
Net income	$409	$320	$506	$773

Attributable to:
Partnership	$178	$82	$(17)	$(6)
Non-controlling interest	231	238	523	779

1. Reflects gains (losses) on shares with an exchange/redemption option that are classified as liabilities under IFRS.

Brookfield Infrastructure Corporation Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2026	2025	2026	2025

Operating activities
Net income	$409	$320	$506	$773
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	(7)	(12)	13	(22)
Depreciation and amortization expense	154	167	474	515
Mark-to-market and other	(98)	(56)	(4)	(363)
Remeasurement of financial liability associated with our exchangeable shares	(161)	(86)	(39)	157
Deferred income tax (recovery) expense	(17)	10	1	(4)
Change in non-cash working capital, net	15	46	10	54
Cash from operating activities	295	389	961	1,110

Investing activities
Acquisition of subsidiaries	—	(98)	—	(98)
Disposal of subsidiaries, net of cash disposed	244	—	244	431
Disposal of associates	—	426	—	426
Purchase of long-lived assets, net of disposals	(90)	(1,009)	(525)	(1,251)
Purchase of financial assets	—	—	(48)	(35)
Other investing activities	19	(192)	34	(183)
Cash from (used by) investing activities	173	(873)	(295)	(710)

Financing activities
Net capital provided to non-controlling interest	(392)	(259)	(614)	(777)
Net borrowings	(321)	(75)	(164)	59
Corporate shares issued, net of costs	—	—	139	—
Other financing activities	(9)	(21)	(39)	(37)
Cash used by financing activities	(722)	(355)	(678)	(755)

Cash and cash equivalents
Change during the period	$(254)	$(839)	$(12)	$(355)
Impact of foreign exchange on cash	1	2	18	61
Balance, beginning of period	690	1,217	431	674
Balance, end of period	$437	$380	$437	$380